Distoken Acquisition Corporation

Unit 1006, Block C, Jinshangjun Park

No. 2 Xiaoba Road, Panlong District

Kunming, Yunnan, People’s Republic of China

(+86) 871 63624579

November 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly

Re:	Distoken Acquisition Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed October 9, 2020

File No. 333-248822

Dear Mr. Kelly:

Distoken Acquisition Corporation (the “Company,” “Distoken,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission” ) contained in the Staff’s letter dated October 21, 2020 (the “Letter”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type. Disclosure changes made in response to the Staff’ s comments have been made in Amendment No. 2 (“Amendment No. 2” ) to the Registration Statement on Form S-1 (the “Registration Statement” ), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed October 9, 2020

Exhibit 4.4

Section 9.3, page 14

1.	Revise this exhibit to conform with the disclosure on pages 28 and 99 in the prospectus by stating that the provision is applicable to claims under the Securities Act but is inapplicable to claims under the Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum, or tell us how you will make future investors aware of the limited applicability of the provision. For example, will you include disclosure in your future applicable filings under the Exchange Act?

We hereby advise the Staff that we have revised Exhibit 4.4 (Section 9.3) to Amendment No. 2 in response to the Staff’s comment.

* * ** *

U.S. Securities and Exchange Commission Division of Corporation Finance November 3, 2020 Page 2 of 2

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Distoken’s legal counsel, Richard I. Anslow, Esq. or Joshua N. Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

DISTOKEN ACQUISITION CORPORATION

By:	/s/ Jian Zhang
Name:	Jian Zhang
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Graubard Miller